
Bionomics Limited


05006111

14 February 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


PROCESSING
RECEIVED
FEB 28 2005
SECTION
WASH. DC

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary


PROCESSED
MAR 01 2005
THOMSON
FINANCIAL

dle 3/1

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

Bionomics  Limited

open briefing

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 14-Feb-2005

Title: Open Briefing. Bionomics. MD on Business Update & Strategy

Record of interview:

corporatefile.com.au
Bionomics Limited gave an investor presentation in Melbourne on 2 February 2005 and outlined a bolder, more aggressive strategy. There are many Australian biotech companies with big aspirations. What do you believe are the key factors which differentiate Bionomics from other small cap biotech companies and what will trigger your success?

MD & CEO Deborah Rathjen
In aspiring to build a company valued at $200 million in three years' time, we have deliberately set ourselves an ambitious target, but it is an appropriate one for us given our accelerated development strategy, our ability to leverage our bases in the US and Europe to access international markets, our key elements for success and the assets we'll be developing over the coming three years.

There will be three key elements to our success: our strong intellectual property (IP) base, our scientific strength in our core areas of central nervous system (CNS) disorders and cancer where we have competitive advantages, and our people who have proven experience in developing a small cap biotech company into a large cap company.

In relation to our strong IP and proprietary technology base, we hold patents and patent applications relating to over 600 genes and specific therapeutic and diagnostic applications. We aim to leverage our expertise and IP to generate both near term and longer term revenues.

Our R&D focuses on the discovery and development of therapeutics for serious conditions such as epilepsy, anxiety and breast cancer. We have two

proprietary discovery platforms: ionX[R], used to identify genetic targets for the diagnosis and treatment of epilepsy, and Angene™, used to identify cancer drug prospects based on angiogenesis (formation of new blood vessels).

On people, we have a highly-regarded scientific team, a management team with extensive commercial experience in biotech and pharmaceutical companies, a well-credentialed board comprising some of the leading biotech people from the US as non-executive directors, and a very active scientific advisory board which includes Dr Errol DeSouza and Dr Timothy Harris who have proven experience in building shareholder value.

corporatefile.com.au
Could you explain what your "accelerated development strategy" will specifically involve?

MD & CEO Deborah Rathjen
Our accelerated development strategy has four elements.

Firstly, a fast-tracking of our internal development programmes; secondly, the pursuit of a targeted in-licensing strategy, focussing on PhaseI/II compounds in our core areas of CNS and cancer; thirdly, partnering, which will be a cornerstone for our strategy in order to take our products to market; and fourthly, the continued pursuit of acquisition opportunities within our core areas. We announced our first acquisition at the end of 2004 when we agreed to acquire a French CNS business called Neurofit, and we have several other acquisition opportunities under consideration.

corporatefile.com.au
Could you tell us more about the specific core areas and programmes you're currently focusing on?

MD & CEO Deborah Rathjen
Since we listed on the ASX in December 1999, we've built a strong foundation for the discovery and development of therapeutics for CNS conditions and cancer, leveraging our understanding of the genes which are associated with conditions such as epilepsy, anxiety, breast cancer and other cancers.

Our current therapeutic research programmes are in epilepsy, anxiety and cancer. Our epilepsy and anxiety drug discovery programmes are targeting the $GABA_A$ receptor in a way which hasn't been done before. The $GABA_A$ receptor is a very important regulator of neuronal function, playing a role in the prevention of seizures, the relief from symptoms of anxiety and the enhancement of memory. Our genomics research has given us a very good insight on how to selectively target these particular functions and we have developed proprietary tools, including our animal models, which enable us to achieve a very high level of selectivity and thus avoid many of the side-effects of existing drugs.

In terms of the cancer area, we're focusing, through our proprietary Angene™ drug discovery platform, on ways to inhibit angiogenesis (the formation of new blood vessels), as a way to stop cancers from growing and spreading throughout the body. The idea is to effectively stop angiogenesis, and thereby "starve" cancers.

Using the Angene™ platform we have discovered an exciting drug target called BNO69. Gene silencing molecules which are proprietary to Bionomics and which specifically target BNO69 have been shown to inhibit the growth of breast cancer cells in an animal model. This result represents a significant advancement for us. We're now in a very exciting stage of development which we believe will facilitate a rapid move towards drug discovery and the development of new therapeutics for breast cancer.

We'll continue to out-license diagnostic opportunities which emerge from the genomics research conducted by the Company as we did with the SMEI diagnostic test for a severe form of childhood epilepsy known as Severe Myoclonic Epilepsy of Infancy (SMEI) in deals struck in 2004 with US-based Athena Diagnostics and the Australian company Genetic Technologies. These diagnostic deals represent very sweet, low-hanging fruit from our genomics research which our licensees are well placed to bring to market.

corporatefile.com.au
Could you describe your diagnostic out-licensing arrangements and explain why they're important to your development strategy if diagnostics isn't a core business of yours?

MD & CEO Deborah Rathjen
Some of the first applications of genomics discoveries are in diagnostic products, which is a burgeoning area. SMEI is a serious form of childhood epilepsy which is difficult to both diagnose and treat, with up to 20 percent of affected children dying from their seizures and approximately 50 percent of affected children experiencing delayed development.

A key benefit of our SMEI diagnostic test will be faster and more definitive diagnosis and thus improved outcomes for SMEI sufferers. We saw a very strong commercial opportunity with the SMEI test and adopted a licensing strategy which places our SMEI test in the hands of companies able to progress it to market and actively develop a market for the test.

Our licensing agreement with Athena Diagnostics, which we announced on 27 September 2004, enables Athena Diagnostics to market our SMEI diagnostic test and perform the testing in North America and Japan.

Under our licensing agreement with Genetic Technologies, which we announced on 8 November 2004, Genetic Technologies has worldwide testing and marketing rights, including exclusivity in Australia and New Zealand. Genetics Technologies has links with the GENDIA network of international genetic testing laboratories, which includes major diagnostic laboratories in Europe. Our SMEI test will be made available to GENDIA, giving it access to over 70 countries, including key markets in the USA and Europe.

As we move forward, we'll identify further diagnostic opportunities and licensing arrangements that fit within our strategy. Diagnostics represent early out-licensing opportunities and potential revenue for Bionomics. We'll continue to implement our diagnostic licensing strategy so as to maximise the returns to our shareholders.

corporatefile.com.au
What payments do you anticipate from these licensing arrangements?

MD & CEO Deborah Rathjen
Payments from our licensees are in the form of up-front payments and royalties on sales of the SMEI test.

corporatefile.com.au
During your investor presentation on 2 February 2005, you mentioned your aim to have in place "two Phase II programmes" and "five pre-clinical programmes" in three years' time. What programmes are in place now? How do you expect to progress from the current pre-clinical stage to Phase II within this relatively short timeframe?

MD & CEO Deborah Rathjen
Our intention is to build a robust pipeline of therapeutic development candidates.

We plan to take compounds from our existing programmes in epilepsy, anxiety and breast cancer through to Phase I and subsequently progress them onto Phase II. We will also source externally developed compounds which have already progressed through pre-clinical and Phase I development and are now available for licensing.

Our in-licensing strategy is targeting compounds within our core areas of focus, CNS and cancer. We have a number of opportunities under evaluation. With the assistance of our scientific advisory board, we anticipate bringing one Phase II programme on board this year.

corporatefile.com.au
What commercialisation points would typically lie ahead for a company such as Bionomics?

MD & CEO Deborah Rathjen
Validated targets, pre-clinical candidates, Phase I and Phase II compounds could each give rise to commercialisation points for Bionomics through licensing arrangements.

corporatefile.com.au
Bionomics operates in a market regulated by agencies such as the US Food and Drug Administration (FDA) and the Therapeutic Goods Administration (TGA) in Australia. A fast-tracking of clinical development appears to be critical to your three-year goal. How do you plan to achieve this and do you envisage requiring any regulatory approval overseas within this timeframe?

MD & CEO Deborah Rathjen
We don't envisage requiring any regulatory approval for marketing of products within this timeframe. What we do envisage is an approval to proceed with clinical trials, either through the TGA or the FDA, through Clinical Trials Notification (CTN) applications in Australia and Investigational New Drug (IND) applications in the US.

corporatefile.com.au
What was the rationale behind the €1.25 million acquisition of the European CNS business Neurofit? What opportunities exist for Bionomics to expand within Neurofit's areas of expertise?

MD & CEO Deborah Rathjen
We recently acquired Neurofit, a business specialising in performing pre-clinical research and evaluating CNS active compounds for pharmaceutical and biotech companies.

Neurofit has a demonstrated expertise in the evaluation of CNS active compounds and capacity to fast track the pre-clinical development of drug candidates. Neurofit therefore offers clear science synergies which would help "industrialize" our development programmes. We believe Neurofit will be able fill a gap in our requirements and help us progress our compounds through the various stages of clinical development.

In addition, Neurofit has a proprietary model of Parkinson's Disease which resulted from its long standing relationship with the Institute Pasteur in Paris. Neurofit's expertise in neurodegenerative disorders, including animal model IP, provides us with an opportunity to expand our CNS therapeutic development potential into neurodegenerative disorders, including Parkinson's Disease and Alzheimer's Disease.

Furthermore, Neurofit will give us a wider exposure to international pharmaceutical companies. Its client base includes Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceuticals and Biogen.

Neurofit is a self-sustaining business with revenues in the order of €1 million per annum which we will look to grow.

corporatefile.com.au
In your ASX announcement on 28 January 2005, you mentioned having entered into a second fee for service contract in relation to the Angene™ drug discovery platform. How does this fee for service arrangement fit into your overall development strategy?

MD & CEO Deborah Rathjen
Recognising our Angene™ platform as a comprehensive platform for drug evaluation in angiogenesis, companies have asked us to evaluate their compounds on a fee for service basis. Clearly, our focus in the field of angiogenesis revolves primarily around BNO69 and its development, but nonetheless the revenues being generated from the Angene™ platform help underpin our ongoing internal R&D in this field.

corporatefile.com.au
What are your sources of funding?

MD & CEO Deborah Rathjen
Bionomics has a number of sources of funding. We've received a number of R&D Start and other grants from the Federal Government. In the 2003/2004 financial year, our grant income approached the $2 million mark and I anticipate our grant income this financial year to amount to a similar level.

Secondly, we receive licensing fees from our SMEI epilepsy diagnostic test. For example, we received about $700,000 for the quarter ended 31 December 2004 from fees and other payments relating to our licensing agreements with Athena Diagnostics and Genetic Technologies.

Thirdly, we receive fee for service income from companies for evaluating their compounds using our Angene™ platform.

Lastly, we aim to grow revenues from Neurofit as we move forward with the integration of this business within our group.

corporatefile.com.au
What's your current cash position and what's your monthly cash burn? What's your current R&D to expense ratio?

MD & CEO Deborah Rathjen
In the quarter ended 31 December 2004, we held cash amounting to $7.44 million. In the absence of funds received from licensees and other customers we tend to average a monthly burn of about $250,000 to $300,000.

Approximately 75 percent of our investment is spent on R&D, while the remaining 25 percent is spent on corporate overheads.

corporatefile.com.au
To what extent is new capital a component of your growth strategy and do you have ambitions to go beyond the Australian capital markets?

MD & CEO Deborah Rathjen
We are following a track that has been followed by some of the strongest biotech companies in the US, for example, Amgen and Immunex, with which our directors are very familiar. Capital is always available if one's strategy is strong, which we believe is the case with Bionomics. In fact there are deals which have been put to us which could include funding.

Bionomics recognises that the Australian market is potentially not the most attractive market for biotech in the longer term, in terms of company valuation and access to capital. We're very proudly Australian and we'd certainly like to take Bionomics as far as we can in Australia through our ASX listing, but we now have bases in Europe and in the US. A NASDAQ listing or a European listing is very strongly on the cards for Bionomics over the coming three years.

corporatefile.com.au
What are you plans for 2005? Are further acquisitions on the agenda?

MD & CEO Deborah Rathjen
Our key goals for 2005 are to identify lead compounds in our epilepsy and anxiety programmes in line with our R&D strategy and to further progress our BNO69 programme. We will in-license an advanced compound this year to help us achieve our three-year goal and we continue to be on the acquisition trail. Now that we are about to complete our first acquisition, we're looking at further acquisitions in line with our accelerated development strategy. Further acquisitions are likely to target therapeutic product opportunities to help build

our pipeline. We continue to evaluate opportunities in Australia, Europe and North America.

corporatefile.com.au
Thank you Deborah.

For more information about Bionomics Limited, view www. bionomics.com.au or call Deborah Rathjen on +(61-8) 8354-6101.


Bionomics
Limited

10 February . 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


RECEIVED
FEB 23 2005
152
WASH., D.C.

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIFTY THOUSAND (50,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 26 cents EXERCISE PERIOD: Commencing on 8 February 2007 and ending at 5.00pm (Adelaide time) on 7 February 2010.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO PROFESSOR GRANT SUTHERLAND, A MEMBER OF THE COMPANY'S SCIENTIFIC ADVISORY BOARD.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 FEBRUARY 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
63,986,576	ORDINARY SHARES
9,795,822	OPTIONS EXP. 31-07-07

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,551,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 February 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.